UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024.

Commission File Number: 001-40852

LUMIRADX LIMITED

(In Official Liquidation)

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

NOTICE OF APPOINTMENT OF JOINT OFFICIAL LIQUIDATORS

LumiraDx Limited (In Official Liquidation)

On February 1, 2024, the Grand Court of the Cayman Islands (the “Cayman Court”) ordered that LumiraDx Limited (the “Company”) be wound up in accordance with the Cayman Islands' Companies Act (As Revised) and that Margot MacInnis and Sandipan Bhowmik of Grant Thornton Specialist Services (Cayman) Limited, 2nd Floor, Century Yard, Cricket Square, PO Box 1044, Grand Cayman KY1-1102, Cayman Islands, be appointed as joint official liquidators of the Company (the “Joint Official Liquidators”).

As a result of the appointment of the Joint Official Liquidators, the directors are no longer in control of the Company’s affairs and are no longer responsible for the management of the Company’s business.

As previously announced, trading of the Company’s securities was suspended by The Nasdaq Stock Market LLC on January 9, 2024. Following the appointment of the Joint Official Liquidators, pursuant to section 99 of the Cayman Islands' Companies Act (As Revised), transfers (including acquisitions and disposals) of the shares in the Company will only be effective if validated by the Cayman Court. Consequently, by virtue of the Joint Official Liquidators’ appointment, no transfer of the Company’s shares from February 1, 2024 onward will be effective unless subsequently validated by the Cayman Court.

The Joint Official Liquidators have determined that the Company should be treated as insolvent for the purposes of \Orders 8 and 9 of the Cayman Islands' Companies Winding Up Rules (As Revised). The Joint Official Liquidators may change their determination in light of changes of relevant circumstances and/or their assessment of the Company’s financial position, however it is currently anticipated that there will be insufficient realisations in the liquidation to repay creditors in full. In any event, the shareholders of the Company will rank behind creditors in the statutory priority of payments in the event that distributable assets are recovered and therefore no return is expected to shareholders of the Company.

Any stakeholders wishing to contact the Joint Official Liquidators are invited to do so via the following correspondence address which will be regularly monitored: LumiraDxJOLs@uk.gt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: February 6, 2024
	By:	/s/ Sandipan Bhowmik
	Name:	Sandipan Bhowmik
	Title:	Joint Official Liquidator